EXHIBIT 4.34

Mr B Card

[Address]

31 January 2017

Dear Bob,

Appointment as Non-Executive Director

I am writing to set out the terms of your proposed appointment as a non-executive director of Amec Foster Wheeler plc (the “Company”), subject to the terms and conditions of this letter, as follows:

1	Appointment.

1.1	Your appointment is subject to the provisions of the Companies Act 2006, general law, the Listing, Prospectus, Disclosure and Transparency Rules of the Financial Conduct Authority and the Articles.

1.2	Your appointment will take effect on 1 March 2017. Under the Articles you will be obliged to retire at the next AGM (which we expect to be held on 11 May 2017 but will be eligible for re-election by shareholders at that meeting.

1.3	Thereafter (and despite anything to the contrary in the Articles) in line with the recommendations of Provision B.7.1 of the UK Corporate Governance Code, you will be required to retire at each AGM. On your retirement at any such AGM, you will be eligible for re-election unless the Board determines otherwise, typically not later than the date of notice of any such meeting. If the Company chooses not to comply with Provision B.7.1 of the UK Corporate Governance Code, under the Articles you will be required to retire in the third calendar year following the AGM at which you were first elected, or subsequently re-elected, as a director by the shareholders of the Company.

1.4	Subject to the terms set out in this letter and to the Articles, typically you will be expected to serve two three-year terms, although the Board may invite you to serve for an additional period of 3 years.

1.5	The Board may require you to resign at any time, subject to written notice. You are referred to Article 76(e) of the Articles which reflects the Board’s rights in this respect.

2	Committees

2.1	This letter refers to your appointment as a non-executive director of the Company.

2.2	Your appointment to committees of the Board entails separate responsibilities as detailed in the enclosed terms of reference of the relevant committees. It is intended that, upon appointment, you will join the Audit Committee and Health, Safety, Security, Environmental and Ethics (HSSEE) Committee and any other key committees as may be requested from time to time.

3	Time Commitment

3.1	Overall we anticipate a time commitment of around twenty (20) days per annum on average after the induction phase, but a greater time commitment could be necessary at times, particularly when travelling on Group business or in the case of unexpected events.

3.2	This will include attendance at regular Board meetings, the AGM and other general meetings of shareholders or any class of shareholders, separate meetings of non-executive directors (where required) led by the Chairman or the senior independent director, one annual Board away day and at least one site visit per year, which will usually be overseas, and (subject to your appointment) attending or chairing, as relevant, meetings of any committees of the Board to which you are appointed.

3.3	In addition, you will be expected to devote appropriate preparation time ahead of each meeting and such other time as is reasonably required to discharge your duties as a director (for example if the Company is involved in increased activity because it is involved in a major transaction).

3.4	By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the Board. The agreement of the Board should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

4	Role and Duties

4.1	General Duties

4.1.1	Your duties will be those normally required of a non-executive director of a UK listed company.

4.1.2	In particular, you should have regard to the Guidance on Board Effectiveness, issued by the Financial Reporting Council in March 2011, of which an extract is included in Schedule 1 of this letter.

4.1.3	All directors must take decisions objectively in the interests of the Company and not do anything which is harmful to the Company or its business.

4.1.4	All directors are expected to comply with the Company’s policies from time to time in force including, in particular, the Company’s Code of Business Conduct.

5	Status of Appointment

You will not be an employee of the Company or any member of the Group and this letter shall not constitute a contract of employment. This letter sets out the only payments you will receive for performing your duties. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the Company’s or Group’s remuneration or benefit programmes, arrangements, schemes or plans.

6	Fees

6.1	In consideration of the appointment, the Company will pay you a fee of £72,600 compromising the standard base fee of £60,500 plus a 20% uplift that recognises the additional travelling time given your home location and sub-paragraphs 6.2 to 6.6 below shall apply to your fee except where otherwise provided in the Articles.

6.2	Your fee is inclusive of service on any Board committee but additional fees may be payable in the event of you being asked to chair any Board committees.

6.3	Your fee will accrue on a daily basis and will be paid quarterly by bank credit transfer in advance on or about the 28th day of December for Q1, 28th March for Q2, 28th June for Q3 and 28th September for Q4 less any UK and/or overseas tax and national insurance contributions and/or social security contributions the Company is obliged to deduct.

6.4	Your fee(s) will be subject to an annual review by the Board, with the next review due on 1 January 2018.

6.5	If for a reason related to your illness, disability or injury, you are unable to carry out your duties, payment of any fee(s) during any period of incapacity will be at the discretion of the Board.

6.6	Any specific and additional services rendered by you to the Company will be remunerated on the basis to be agreed by the Board at the time such services are commissioned.

7	Reimbursement of Expenses

7.1	The Company will reimburse you in accordance with the Articles and any expenses procedures from time to time in force for any reasonable expenses properly incurred in performing your duties, which will include overseas air travel at up to business class in respect of meetings which you are required to attend pursuant to clause 3.1. All expenses must be properly documented.

8	Independent status

8.1	The Board has determined you to be independent upon joining the Company according to provision B.1.1 of the UK Corporate Governance Code. As an independent director it is important that you remain independent in character and judgement.

8.2	You are required to inform the Company Secretary of any circumstances which are likely to affect, or could appear to affect, your judgement and therefore your status as an independent director.

9	Outside Interests

9.1	It is accepted and acknowledged that you have business interests other than those of the Company. As a condition to your appointment commencing you are required to declare any such directorships, appointments and interests to the Board in writing and by accepting this appointment you confirm that you have complied with this condition.

9.2	If you take on any additional interests or become aware of any potential conflicts of interests, these must be disclosed to the Board as soon as they arise or become known to you.

9.3	If at any time you are considering taking on any additional interests which might give rise to a conflict of interest with the Group you must first discuss the matter with the Board and, if necessary, obtain its consent. Before doing so, it may be advisable to discuss the matter directly with the Chairman and the Chief Executive.

10	Confidentiality

10.1	You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, knowhow, business information or other private or confidential information relating to the business, finances or affairs of the Company or Group, or any customer of the Company or Group, or any other information provided to you on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the Company or Group.

10.2	Paragraph 10.1 will apply (with the necessary amendments) to confidential information of each company in the Group and of any other persons. At the Company’s request, you will enter into a separate agreement or undertaking with any such company and such other persons in the same terms as paragraph 10.1 with any necessary amendments.

11	Induction and training

11.1	Immediately after your appointment to the Board, the Company will provide a comprehensive, formal and tailored induction. We will also arrange for site visits and meetings with key senior management and the Company’s auditors and other relevant key external advisors. We will also offer to major shareholders the opportunity to meet you.

11.2	In compliance with the Company’s obligations under the UK Corporate Governance Code the Chairman will meet with you regularly to discuss and agree your training and development needs. The Company Secretary and Group HR Director are available to assist in identifying appropriate means for meeting agreed needs.

12	Review process

The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

13	Directors’ Liability Indemnity and Insurance

13.1	You are entitled to the benefit of the indemnity against directors’ liability (subject to any restrictions imposed by law or agreed amongst the shareholders of the Company), a draft of which is enclosed with this letter.

13.2	The Company has directors’ and officers’ liability insurance and currently intends to maintain such cover for the full term of your appointment.

14	Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it may be appropriate for you to consult independent advisers at the Company’s expense. The Company will reimburse the full cost of expenditure reasonably incurred in accordance with and subject to the terms of the Company’s policy. You are invited to discuss any proposed engagement with the Company Secretary in advance.

15	Disclosure and Dealings in Shares

15.1	Under the Companies Act 2006, where a director of a company is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company or one that has been entered into by the Company, he or she must declare the nature and extent of that interest. You may give any such notice at a meeting of the directors, in writing or by general notice.

15.2	During the continuance of your appointment you will be expected to comply (and to procure that your spouse and dependant children comply) where relevant with any rule of law or regulation of any competent authority or of the Company from time to time in force in relation to dealings in shares, debentures and other securities of the Company and unpublished price sensitive information affecting the shares, debentures and other securities of the Company.

15.3	The Company currently has no share ownership requirements for non-executive directors.

16	Companies House formalities

Form APO1, prescribed by the Companies Act 2006, has to be filed at Companies House. We will make the necessary arrangements using the information you have provided.

17	Termination

17.1	You may resign from your position as a director at any time and, should you wish to do so, we will pay your fees and any expenses due to you up to the date on which your appointment terminates.

17.2	Continuation of your appointment after retirement from office required under this letter or under the Articles is contingent on satisfactory performance and on your re-election, as and when required, whether under the Articles or otherwise. You will not be entitled to compensation (or payment in lieu of notice) if you are not re-elected by shareholders following any such retirement but the Company will pay your fees and any expenses due to you up to the date of such retirement.

17.3	Your appointment may also be terminated in accordance with the provisions of the Articles.

18	Data protection

18.1	For the purposes of the Data Protection Act 1998 (the “Act”) you consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by you to the Company for all purposes relating to the performance of your role as a non-executive director, including for staff records, management of health and performance issues and for payment purposes, including, where necessary, transferring information a country or territory outside the EEA.

18.2	You acknowledge that during your service you will have access to personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. You agree to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

19	Definitions

In this letter:

19.1	“AGM” means the Company’s Annual General Meeting of shareholders;

19.2	“Board” means the board of directors of the Company;

19.3	“Articles” means the Company’s Articles of Association from time to time in force;

19.4	“Group” means the Company and any subsidiary or subsidiary undertaking or holding company (as defined in the Companies Acts 2006) of the Company and any subsidiary or subsidiary undertaking or holding company of any subsidiary or subsidiary undertaking or holding company of the Company; and

19.5	“Listing Rules” means the listing rules made by the Financial Conduct Authority in exercise of its functions as competent authority pursuant to Part VI of the Financial Services and Markets Act 2000.

20	Governing Law

This agreement and any non-contractual obligations arising out of or in connection with it is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the Courts of England and Wales as regards any claim or matter arising under the Agreement.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Yours sincerely

/s/ JOHN CONNOLLY

Chairman

For and on behalf of Amec Foster Wheeler plc

I hereby acknowledge receipt of and accept the terms set out in this letter

Signed: /s/ BOB CARD

Dated: 31 January 2017

Schedule 1

Guidance for Non-Executive Directors

(extracted from the March 2011 FRC Guidance on Board Effectiveness)

A non-executive director should, on appointment, devote time to a comprehensive, formal and tailored induction which should extend beyond the boardroom. Initiatives such as partnering a non-executive director with an executive board member may speed up the process of him or her acquiring an understanding of the main areas of business activity, especially areas involving significant risk. The director should expect to visit, and talk with, senior and middle managers in these areas.

Non-executive directors should devote time to developing and refreshing their knowledge and skills, including those of communication, to ensure that they continue to make a positive contribution to the board. Being well-informed about the company, and having a strong command of the issues relevant to the business, will generate the respect of the other directors.

Non-executive directors need to make sufficient time available to discharge their responsibilities effectively. The letter of appointment should state the minimum time that the non-executive director will be required to spend on the company’s business, and seek the individual’s confirmation that he or she can devote that amount of time to the role, consistent with other commitments. The letter should also indicate the possibility of additional time commitment when the company is undergoing a period of particularly increased activity, such as an acquisition or takeover, or as a result of some major difficultly with one or more of its operations.

Non-executive directors have a responsibility to uphold high standards of integrity and probity. They should support the chairman and executive directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond.

Non-executive directors should insist on receiving high-quality information sufficiently in advance so that there can be thorough consideration of the issues prior to, and informed debate and challenge at, board meetings. High-quality information is that which is appropriate for making decisions on the issue at hand – it should be accurate, clear, comprehensive, up-to-date and timely; contain a summary of the contents of any paper; and inform the director of what is expected of him or her on that issue.

Non-executive directors should take into account the views of shareholders and other stakeholders, because these views may provide different perspectives on the company and its performance.